

July 25, 2023

Robert S. Prather, Jr.
Chief Executive Officer
Heartland Media Acquisition Corp.
3282 Northside Pkwy
Suite 275
Atlanta, GA 30327

      Re: Heartland Media Acquisition Corp.
            Form 10-K for the Year Ended December 31, 2022
            Filed April 18, 2023
            File No. 001-41152

Dear Robert S. Prather, Jr.:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation